Jardines

JARDINE MA[redacted]
Securities and [redacted]

04024583

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

13th April 2004

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 APR 26 A 11:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a copy of a press release issued on 13th April 2004 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
APR 28 2004
THOMSON FINANCIAL

Neil M McNamara
Group Corporate Secretary

Encl

dly 4/28

Jardine Matheson

Jardine Matheson Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

For immediate release

Termination of American Depositary Receipt Facility

13th April 2004 – Jardine Matheson Holdings Limited today announced that it has given notice to The Bank of New York (the 'Depositary') to terminate the Company's American Depositary Receipt ('ADR') facility. It is expected that the facility will terminate with effect from the close of trading on 28th May 2004 (the 'Termination Date').

The Depositary will issue termination notices to ADR holders at least one month prior to the Termination Date. Under the termination provisions set out in the Deposit Agreement with the Depositary, holders of the Company's ADRs are entitled to return their ADRs at any time after receipt of the notice of termination from the Depositary and during the 12 month period following the Termination Date. ADRs submitted during that period will be exchanged for the number of the Company's ordinary shares represented by such ADRs. Each ADR represents one ordinary share.

Any ADRs outstanding after the Termination Date may not be transferred nor receive any further distributions of dividends, and the Depositary shall not give out any further notices or perform any further acts under the Deposit Agreement. The Depositary will, however, retain and hold any dividends or other distributions for the benefit of the ADR holders and deliver such dividends or other distributions to the ADR holders upon surrender of the ADRs in exchange for the underlying entitlement to ordinary shares. Under the terms of the Deposit Agreement, any ordinary shares held by the Depositary on the date 12 months after the Termination Date (expected to be 28th May 2005) will be sold and the funds retained for the benefit of the holders of the respective ADRs.

For the avoidance of doubt, the final dividend in respect of 2003, payable to registered shareholders on 12th May 2004, will be paid to ADR holders prior to the Termination Date becoming effective.

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Holders of ADRs should contact The Bank of New York at (212) 815 4271 for further information.

Jardine Matheson has its primary share listing in London, with secondary listings in Singapore and Bermuda.

With its broad portfolio of market-leading businesses, the Jardine Matheson Group is an Asian-based conglomerate with extensive experience in the region. Its business interests include Jardine Pacific, Jardine Motors Group, Hongkong Land, Dairy Farm, Mandarin Oriental, Jardine Cycle & Carriage and Jardine Lloyd Thompson. These companies are leaders in the fields of engineering and construction, transport services, motor trading, property, retailing, restaurants, hotels and insurance broking.

- end -

For further information please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

This and other Group announcements can be accessed through the Internet at 'www.jardines.com'.